

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2015

<u>Via E-mail</u>
Robert E. Alderson
President and Chief Executive Officer
Kirkland's, Inc.
2501 McGavock Pike, Suite 1000
Nashville, TN

Re: **Kirkland's, Inc.**
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed April 17, 2014
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2014
File No. 000-49885

Dear Mr. Alderson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A Filed May 7, 2014

Non-Equity Incentive Plan Compensation, page 20

1. With a view toward disclosure in future filings, please tell us your EBIT goals for your named executive officers to earn compensation under your Non-Equity Incentive Plan Compensation and your actual EBIT performance. Please refer to Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director